                                                             [Exhibit 47]



                              [ITT LETTERHEAD]



                                        DATE:      March 31, 1997
                                        CONTACT:   Jim Gallagher
                                        TELEPHONE: 212-258-1261

                                        FOR IMMEDIATE RELEASE



        ITT SELLS REMAINING STAKE IN ALCATEL ALSTHOM FOR $530 MILLION


    NEW YORK, NY, March 31, 1997--ITT Corporation (NYSE:ITT) announced today the sale of its remaining 4.5 million share stake in Alcatel Alsthom for approximately $530 million, representing a gain of more than 25 percent over book value. The sale, which was approved by Alcatel Alsthom, was made at the market price to a U.S. institutional investor and is expected to close on April 10.

    On February 14, 1997, ITT announced the sale of 3 million shares of Alcatel Alsthom for approximately $300 million.

    As previously stated ITT said it will carefully examine how the proceeds from this sale and the sale of other non-core assets can best be used to add value for its shareholders.

                                   - ITT -